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SEC Mail Processing

SEP 15 2023

Washington, DC

SEC FILE NUMBER
8-24191

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2022 (MM/DD/YY) AND ENDING 06/30/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: J.K.R. & Company Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7145 Woodely Ave.
(No. and Street)

Van Nuys	CA	91406
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James Ellis	818-781-7721	jamie@jkrco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd., #404	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

09/15/2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RWS

OATH OR AFFIRMATION

I, James Ellis, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of J.K.R. & Company Inc., as of 6/30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Presidient

See attached certificate.

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ■ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of LOS ANGELES ________________

Subscribed and sworn to (or affirmed) before me on this 13th day of September, 2023 by James A Ellis, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

DARCY GARCIA
Notary Public - California
Los Angeles County
Commission # 2457209
My Comm. Expires Aug 2, 2027

Signature ______________________ (Seal)

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder's and Board of Directors of J.K.R. & Company, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of J.K.R. & Company, Inc. as of June 30, 2023, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of J.K.R. & Company, Inc. as of June 30, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of J.K.R. & Company, Inc.'s management. My responsibility is to express an opinion on J.K.R. & Company, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to J.K.R. & Company, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the J.K.R. & Company, Inc.'s financial statements. The Supplemental Information is the responsibility of the J.K.R. & Company, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as J.K.R. & Company, Inc.'s auditor since 2015.

Tarzana, California

August 23, 2023

J.K.R. & COMPANY INC.
Statement of Financial Condition
June 30, 2023

ASSETS

Cash and cash equivalents	$	98,123
Accounts receivable		285,857
Marketable securities, at fair market value		190,424
Deposits with clearing firm		41,056
Prepaid income tax		41,897
Other assets		2,223
TOTAL ASSETS	$	659,580

LIABILITITES AND STOCKHOLDER'S EQUITY

Accounts payable	$	7,662
Accrued liabilities		24,028
Due to related party		9,000
Commissions payable		32,148
Payroll taxes payable		1,570
Profit sharing payable		40,000
Deferred income taxes		153
TOTAL LIABILITIES	$	114,561
Stockholder's Equity:		
Common stock, no par value, 1,000,000 shares authorized, 415 shares issued and outstanding	$	15,000
Additional paid-in capital		182,580
Retained earnings		347,439
TOTAL STOCKHOLDER'S EQUITY		545,019
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	659,580

See notes to the financial statements.

J.K.R. & COMPANY INC.
Statement of Income
Year Ended June 30, 2023

Revenues		
Commissions	$	1,655,035
Net realized investment loss		(19,167)
Net unrealized investment gain		16,364
Management fees		490,134
Interest and dividends		9,922
Other		(13)
Total revenue	$	2,152,275
Expenses		
Commissions and floor brokerage	$	872,108
Compensation and benefits		305,004
Rent		55,474
Travel and entertainment		44,645
Outside services		691,343
Communications		19,085
Supplies		17,616
Other		78,180
Total expenses	$	2,083,455
Net Income before income tax	$	68,820
Provision for income tax	$	20,536
NET INCOME	$	48,284

See notes to the financial statements.

J.K.R. & COMPANY INC.
Statement of Changes in Stockholder's Equity
Year Ended June 30, 2023

	Common Stock		Additional Paid in	Retained	Total Stockholder's
	Number	Amount	Capital	Earnings	Equity
Balance at 6/30/2022	415	$ 15,000	$ 182,580	$ 299,155	$ 496,735
Net Income (Loss)	-	-	-	48,284	48,284
Balance at 6/30/2023	415	$ 15,000	$ 182,580	$ 347,439	$ 545,019

See notes to the financial statements.

J.K.R. & COMPANY INC.
Statement of Cash Flows
Year Ended June 30, 2023

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	48,284
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:		
Deferred income taxes		(567)
Net realized investment loss		19,167
Net unrealized investment gain		(16,364)
(Increase) decrease in current assets:		
Accounts receivable		(83,321)
Marketable securities		(22,876)
Deposits with clearing firm		(1,056)
Prepaid income tax		21,103
Other assets		(112)
Increase (decrease) in current liabilities:		
Accounts payable		6,116
Accrued liabilities		1,736
Commissions payable		(13,195)
Payroll taxes payable		(17)
Profit sharing payable		40,000
Income taxes payable		(1,829)
NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES	$	(2,931)
CASH FLOW FROM INVESTING ACTIVITIES		
Proceeds from the sale of securities		14,226
Cash paid for purchase of securities		(7,107)
Dividends and interest reinvestment		(9,922)
NET CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES	$	(2,803)
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS		(5,734)
CASH AND CASH EQUIVALENTS, Beginning of Period		103,857
CASH AND CASH EQUIVALENTS, End of Period	$	98,123
SUPPLEMENTAL DISCLOSURES		
Interest paid	$	-
Taxes paid	$	-

See notes to the financial statements.

J.K.R. & COMPANY INC.

Notes to Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. J.K.R. & Company Inc. (the "Company") is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through Pershing LLC on a fully disclosed basis. The clearing deposit at June 30, 2023 was $41,056.

Revenue Recognition. Security transactions and the related revenue are recorded on a trade date basis. Management fees collected in advance are recorded as unearned revenue and are recognized ratably over the respective billing period.

ASC 606 Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue.

Commissions: This includes performance obligations related to transactions that is subject to SEA Rule 10b-10 for any renumeration that would need to be disclosed. It also includes any transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

Revenue from sale of Investment Company Shares: This includes concessions earned from the sale of open-end mutual funds that contain a load. Included are commissions charged on transactions on no load funds and UIT's to the extent they are open end companies.

Revenue from sale of Insurance Based Products: This includes revenue from any variable annuity or any other financial instrument that contains an insurance and security component and includes fixed annuities.

Interest/Rebate/Dividend Income. This includes rebates and/or interest earned on Securities borrowings; reverse repurchase transactions; Margin interest; interest earned from customer bank sweep into FDIC insured products and '40 Act investments and any interest and/or dividends on securities held in Firm inventory.

Revenue from Underwriting and Selling Group participation: This includes revenue from underwritings and selling group participation in any capacity.

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40Act companies and networking fees from '40 Act companies.

Cash and Cash Equivalents. The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Income Taxes. Income taxes are accounted for using the liability method whereby deferred tax asset and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

Concentration of Credit Risk. The company maintains cash balances with various financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Financial Instruments. The carrying values reflected in the statement of financial condition at June 30, 2023 reasonably approximate the fair values financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at June 30, 2023.

Common Stock. The holders of Common Stock have one vote per share on all matters (including election of directors) without provisions for cumulative voting. The Common Stock is not redeemable and has no conversion or preemptive rights. No dividends will be paid on the Common Stock.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Capitalization Policy. The Company establishes $1,000 as the threshold amount for minimum capitalization. Any items costing below this amount are expensed. Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is determined by use of the straight-line method. Useful lives of property and equipment are as follows:

Computer equipment	3 years
Furniture and fixtures	7 years
Leasehold improvements	3 to 40 years

2. Fair Value Measurements

ASB ASC 820 defines fair value, established a framework for measuring fair value, and established a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The Company follows a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

- Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included with level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following is a description of the valuation methodologies used for assets measured at fair value.

- Marketable securities: Valued at quoted market prices.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of June 30, 2023:

	Level 1	*Level 2*	*Level 3*	*Total*
Marketable securities	$190,424	$ -	$ -	$190,424

The cost basis of the marketable securities at June 30, 2023 was $212,111.

3. INCOME TAXES

The Company is no longer subject to federal, state, or local tax examinations by taxing authorities for years before 2018. The effective income tax rate varies from the statutory federal income tax rate of 21% for the following reasons:

Computed "expected" federal income tax expense	$ 14,511
State income tax, net of federal benefit	6,592
Recognition of deferred taxes	(567)
Income tax expense	$ 20,536

At June 30, 2023 the Company had a net deferred tax liability of $153 comprised of unrealized gain on securities.

4. RENT

The Company rents office space in Laguna Beach from the prior owner on a month to month basis. The Company also rents office space in Van Nuys from its current owner. The current lease is for two years expiring May 31, 2024. Future minimum lease payments for the year ending June 30, 2024 is $34,793. For the year ended June 30, 2023, the Company paid rent expense of $55,474 under this agreement.

The Company has reviewed ASC 842 Lease Accounting and does not believe that it is applicable to the Company because one operating lease for the company's office space is on a month to month basis and the other has less than one year remaining.

5. PENSION PLAN

The company maintains an employee profit sharing trust. Contributions to the plan are based upon a percentage of gross allowable compensation for eligible employees limited to a maximum of 25%. The Company expensed contributions of $40,000 for fiscal 2023.

6. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at June 30, 2023 was 0.24 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At June 30, 2023, the Company had net capital of $471,057 which was $371,057 in excess of the amount required by the SEC.

7. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

The Company relies on Section (k) (2) (ii) of the Securities Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

8. OFF BALANCE SHEET RISK

As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At June 30, 2023, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts.

9. RELATED PARTY

As of June 30, 2023, The Company owed $9,000 to related parties.

10. COMMITMENTS AND CONTINGENCIES

In December 2022 the Company was named in a lawsuit by a relative of a deceased client alleging unauthorized trading without proper authority and unauthorized withdrawals. The Company's had proper authority from the client then the named trustees. The Company and its principal have meritorious defenses and are vigorously defending this action. During and at year ended June 30, 2023 there were no other outstanding legal or contingency matters.

11. SUBSEQUENT EVENTS

The management has reviewed the results of operations for the period of time from its year end June 30, 2023 through August 23, 2023 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements.

J.K.R. & COMPANY INC.

Schedule I
Computation of Net Capital
Pursuant to SEC Rule 15c3-1

Total Stockholder's equity		545,019
Less non-allowable assets:		
Other assets		(2,323)
Prepaid income taxes		(41,897)
		(44,220)
Net capital before charges on security positions:		500,799
Undue concentration		-
Haircuts		(29,742)
		(29,742)
Net Capital		471,057
Aggregate indebtedness from Statement of Financial Condition		114,561
Excess of net capital over minimum capital required		371,057
Ratio of aggregate indebtedness to net capital		0.24
Minimum net capital required		100,000

The differences between the audit and focus filed at June 30, 2023 was the recording of income tax expense and additional accruals.

J.K.R. & COMPANY INC.

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

June 30, 2023

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k) (2) (ii) and, accordingly, has no reserve requirements. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of June 30, 2023; and a reconciliation to that calculation is not included herein.

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii) and as supported by footnote 74 to SEC Release 34-70073.

J.K.R. & COMPANY INC.

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

June 30, 2023

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k) (2) (ii) and, accordingly, has no possession or control requirements.

The Company is exempt from the Rule 15c3-3 as it related to possession and control requirements under the (k)(2)(ii) exemptive provision and as supported by footnote 74 to SEC Release 34-70073.

JKR& Co Inc
Exemption Report

JKR & Co Inc. (the "Company") is a registered broker-dealer subject to Rule I 7a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240. I 7a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240. I 7a-5(d)(I) and (4). To the best of its knowledge and belief, the Company states the following:

(I) The Company 'claimed exemption from 17 C.F.R. § 240.I 5c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC. Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) broker or dealer retailing corporate equity securities over the counter; (2) broker or dealer retailing corporate debt securities; (3) mutual fund retailer (both application and wire order basis); (4) US government securities broker or dealer; (5) Municipal securities broker or dealer; (6) broker or dealer selling variable life insurance or annuities; (7) put and call broker or dealer or option writer; (8) investment advisory services; (9) trading securities for own account not with the firm's customers and The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule I 5c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not cart accounts of or for customers; and (3) did not carry PAB accounts (as defined rule 0-3) throughout the most recent fiscal year without exception

The statement above was made to the best knowledge and belief of the undersigned.

JKR & Co, Inc.

By: ______________

Title: President

Date: 8/23/2023

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
J.K.R. & Company, Inc.
Van Nuys, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) J.K.R. & Company, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which J.K.R. & Company, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) J.K.R. & Company, Inc., stated that J.K.R. & Company, Inc., met the identified exemption provisions throughout the most recent fiscal year without exception and (3) J.K.R. & Company, Inc. stated that J.K.R. & Company, Inc. is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 are limited to (1) broker or dealer retailing corporate equity securities over the counter; (2) broker or dealer retailing corporate debt securities; (3) mutual fund retailer (both application and wire order basis); (4) US government securities broker or dealer; (5) Municipal securities broker or dealer; (6) broker or dealer selling variable life insurance or annuities (7) put and call broker or dealer or option writer; (8) investment advisory services; (9) and/or trading securities for own account not with the firm's customers and The Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. J.K.R. & Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about J.K.R. & Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to the management's statements referred to above for them to be fairly stated, in all material respects.

Brian W. Anson
Certified Public Accountant
Tarzana, California
August 23, 2023

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 06/30/2023

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

24191 FINRA JUN
JKR COMPANY INCORPORATED
7145 WOODLEY AVE
VAN NUYS, CA 91406-3932

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $1890.54

B. Less payment made with SIPC-6 filed (exclude interest) (986.27)

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 904.27

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $904.27

G. PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐
Total (must be same as F above) $904.27

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

JKR COMPANY INCORPORATED
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 15 day of AUGUST, 2023.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 07/01/2022 and ending [illegible]

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$2,155,076
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	92,038
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	801,858
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $821	
Enter the greater of line (i) or (ii)	821
Total deductions	894717
2d. SIPC Net Operating Revenues	$1,260,359
2e. General Assessment @ .0015	$1890.54

(to page 1, line 2.A.)

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Directors
J.K.R. & Company Inc.
Van Nuys, California

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended June 30, 2023, which were agreed to by J.K.R. & Company Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating J.K.R. & Company Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). J.K.R. & Company Inc.'s management is responsible for the J.K.R. & Company Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries from the cash disbursements journal and related bank statements and reconciliations, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended June 30, 2023, as applicable with the amounts reported in Form SIPC-7 for the year ended June 30, 2023 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, such as clearing firms' records supporting securities revenues, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, such as revenues from third party support and bank records supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
August 23, 2023